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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b) [1]

                               (Amendment No. 2)

                               PMC Capital, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  693430 10 0
                                (CUSIP Number)

                               December 31, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[_]     Rule 13d-1(d)


                        (Continued on following pages)
                               Page 1 of 5 Pages
_________________

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G


CUSIP No. 693430 10 0                                          Page 2 of 5 Pages

1  Name Of Reporting Person
   S.S. Or I.R.S. Identification No. Of Above Person
        Warren E. Buffett

2  Check The Appropriate Box If A Member Of A Group
          (a)  [_]
          (b)  [_]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------

4  Citizenship Or Place Of Organization
          United States Citizen

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
          385,800

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
          0

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
          385,800

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
          0

9  Aggregate Amount Beneficially Owned By Each Reporting Person
          385,800

10  Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares
          [_]  Not Applicable

11  Percent Of Class Represented By Amount In Row (9)
          3.25%

12  Type Of Reporting Person
          IN
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Item 1(a). Name of Issuer:

     PMC Capital, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     18111 Preston Road, Suite 600
     Dallas, Texas   75252

Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

     Warren E. Buffett
     1440 Kiewit Plaza
     Omaha, Nebraska 68131
     United States Citizen

Item 2(d). Title of Class of Securities:

     Common Stock

Item 2(e). CUSIP Number: 693430 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [_]   Broker or Dealer registered under Section 15 of the Act.

     (b) [_]   Bank as defined in Section 3(a)(6) of the Act.

     (c) [_]   Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act of 1940.

     (e) [_] An investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                                 Page 3 of 5 Pages
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     (g) [_]   A parent holding company or control person in accordance with
               Rule 13d-1(b)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_]   Group in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          385,800

     (b)  Percent of Class:

          3.25%

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

               385,800

          (ii) shared power to vote or to direct the vote:

               0

          (iii) sole power to dispose or direct the disposition of:

               385,800

          (iv) shared power to dispose or to direct the disposition of:

               0

                               Page 4 of 5 Pages
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Item 5.   Ownership of Five Percent or Less of a Class.

     If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.   Identification and Classification of Members of the Group.

     Not Applicable

Item 9.   Notice of Dissolution of Group.

     Not Applicable

Item 10.  Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2002

/s/ Warren E. Buffett
Warren E. Buffett

                                 Page 5 of 5 Pages